UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Charter Communications, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
16117M305
(CUSIP Number)
Ross A. Oliver Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065 (212) 906-0700 Copies to: Paul R. Kingsley Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,634,698
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,634,698
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,634,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.57%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,711,001
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,711,001
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,711,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,711,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners (PF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,711,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,711,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Holdings (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,711,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,711,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore (ERISA), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,711,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,711,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners, (ERISA) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,711,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,711,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,711,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,711,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,712,480
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,712,480
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,922,218
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,922,218
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,922,218
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,922,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,922,218
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,922,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,922,218
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,922,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,922,218
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,922,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,922,218
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,922,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,922,218
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,922,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,218
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.87%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,923,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,923,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,923,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.88%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,479
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,479
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.001%
14.	Type of Reporting Person (See Instructions) CO

This amendment No. 4 relates to the Schedule 13D filed by Crestview L.L.C. (“Crestview”), Encore, LLC (“Encore”), Crestview Partners, L.P. (“Crestview Partners”), Crestview Partners (PF), L.P. (“Crestview PF”), Crestview Holdings (TE), L.P. (“Crestview TE”), Encore (ERISA), Ltd. (“Encore ERISA”), Crestview Partners (ERISA), L.P. (“Crestview ERISA”), Crestview Offshore Holdings (Cayman), L.P. (“Crestview Offshore”), Crestview Partners GP, L.P. (“Crestview Partners GP”), Encore II, LLC (“Encore II”), Crestview Partners II, L.P. (“Crestview Partners II”), Crestview Partners II (FF), L.P. (“Crestview II FF”), Crestview Partners II (TE), L.P. (“Crestview II TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Offshore II”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview Offshore II FF”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview Offshore II 892”), Crestview Partners II GP, L.P. (“Crestview Partners II GP”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) with the Securities and Exchange Commission on May 11, 2012 (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share (the “Shares”), of Charter Communications, Inc. (the “Company”).  Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety:

(a)      See item 9 on Cover Pages to this Schedule 13D.

            For the purpose of Rule 13d-3 promulgated under the Exchange Act, after giving effect to the transactions described in Item 5(c) below, the Reporting Persons beneficially own an aggregate of 5,634,698 Shares, representing approximately 5.57% of the outstanding Shares of the Company based on 101,250,955 Shares outstanding as of March 31, 2013, as reported in the Company’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2013.

Encore is the direct beneficial owner of 1,711,001 Shares.  Crestview Partners, Crestview PF, Crestview TE, Encore ERISA and Crestview Offshore are members of Encore.  Crestview ERISA is the sole shareholder of Encore ERISA.  Crestview Partners GP serves as the general partner of Crestview Partners, Crestview PF, Crestview TE, Crestview ERISA and Crestview Offshore (collectively, the “Crestview I Funds”).

Encore II is the direct beneficial owner of 3,922,218 Shares.  Crestview Partners II GP serves as the general partner of Crestview Partners II, Crestview II FF, Crestview II TE, Crestview Offshore II, Crestview Offshore II FF and Crestview Offshore II 892 (collectively, the “Crestview II Funds”), each of which is a member of Encore II.

Crestview serves as the general partner of Crestview Partners GP and Crestview Partners II GP.

Crestview Advisors is the direct beneficial owner of 1,479 Shares.  The 1,479 directly beneficial owned by Crestview Advisors does not include the 1,285 restricted Shares described in Item 3 above.  Crestview Advisors provides investment advisory and management services to the Crestview I Funds and the Crestview II Funds.

Each Reporting Person disclaims beneficial ownership of the Shares except and to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

Item 5(c) is hereby amended by adding the following:

(c)     On May 8, 2013, Encore and Encore II (collectively, the “Selling Stockholders”) sold 1,500,000 Shares in an secondary offering, pursuant to an underwriting agreement between the Selling Stockholders, the Company and Goldman, Sachs & Co. (the “Underwriting Agreement”).  This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.  The Shares were offered to the public pursuant to a prospectus supplement dated May 8, 2013 to a prospectus dated November 10, 2010 and made part of the Registration

Statement on Form S-3 filed with the Securities and Exchange Commission by the Company on November 10, 2010.  Of the 1,500,000 Shares sold by the Selling Stockholders, 455,601 Shares were beneficially owned by Encore, and 1,044,399 Shares were beneficially owned by Encore II.

On May 9, 2013, Encore sold 46,681 Shares, and Encore II sold 107,008 Shares, each at an average per share price of approximately $110.0426 per share, in open market transactions.

On May 10, 2013, Encore sold 48,855 Shares, and Encore II sold 111,992 Shares, each at an average per share price of approximately $111.2571 per share, in open market transactions.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Underwriting Agreement in Item 5(c) above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit 99.1:  Underwriting Agreement, dated May 8, 2013, by and among the Selling Stockholders, the Company and the Underwriter (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of Charter Communications, Inc. filed on May 10, 2013 (File No. 001-33664)).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2013

Crestview, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Encore, LLC
By:	Crestview Partners, L.P., as member
By:	Crestview Partners GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Offshore Holdings (Cayman), L.P.
By:	Crestview Partners GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners GP, L.P.
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Encore (ERISA), Ltd.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Director

Encore II, LLC
By:	Crestview Partners II, L.P., as member
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.
Crestview Partners II (FF), L.P.
Crestview Partners II (TE), L.P.
Crestview Offshore Holdings II (Cayman), L.P.
Crestview Offshore Holdings II (FF Cayman), L.P.
Crestview Offshore Holdings II (892 Cayman), L.P.
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II GP, L.P.
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer